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EXHIBIT 12.1

NOBLE ENERGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(in thousands)
Income from continuing operations before income tax and cumulative effect of change in accounting principle	$968,660	$513,008	$140,405	$27,896	$150,130
Add (deduct)
Fixed charges	99,375	62,747	62,075	64,566	54,434
Interest capitalized	(8,684)	(8,168)	(13,430)	(16,331)	(15,953)
Income from equity investees	(90,812)	(78,199)	(45,186)	(12,361)	(9,783)
Distributed income of equity investees	59,625	57,825	46,125	17,696	—

Earnings as defined	$1,028,164	$547,213	$189,989	$81,466	$178,828

Net interest expense	$87,541	$53,460	$47,681	$47,709	$38,007
Interest capitalized	8,684	8,168	13,430	16,331	15,953
Interest portion of rental expense	3,150	1,119	964	526	474

Fixed charges as defined	$99,375	$62,747	$62,075	$64,566	$54,434

Ratio of earnings to fixed charges	10.3	8.7	3.1	1.3	3.3

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  EXHIBIT 12.1
NOBLE ENERGY, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES